82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

October 29, 2002

02055879

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

02 NOV -5 AM 8:15

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

We enclose on behalf of the Corporation the following documents:

1. Interim Report for the six months ended August 31, 2002
2. Press Release dated October 17, 2002

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Lorne H. Albaum

/bb

Enclosures

82-4436

UNGAVA MINERALS CORP. October 17, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Arbitration Decision Delayed

Ungava Minerals Corp. (the "Company") announced today that it has received notification that the arbitration decision in connection with its dispute with Canadian Royalties Inc. (CZZ:TSX-VEN), which was tentatively scheduled to be rendered on October 15, 2002, will be delayed until October 31, 2002.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - NINE MONTHS ENDED AUGUST 31, 2002
(with comparative figures for the year ended November 30, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
ASSETS		
Current		
Cash	$ 7,747	$ -
Prepaid expenses	22,334	-
	30,081	-
Capital assets - net *(Note 3)*	5,956	-
Mineral resource properties *(Note 4)*	17,301	17,301
	23,257	17,301
	$ 53,338	$ 17,301
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 5)*	$ 1,023,286	$ 258,229
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 6)*	3,702,744	3,702,744
Deficit	(4,672,692)	(3,943,672)
	(969,948)	(240,928)
	$ 53,338	$ 17,301

See Status of Operations Note 1

See the accompanying notes

82-4436

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended Aug. 31, 2002	Year to date ended Aug. 31,2002	Three month period ended Aug. 31, 2001	Year to date ended Aug. 31, 2001
Revenue:				
Gain on sale of marketable securities	$ -	$ -	$ -	$ 5,106
Expenses:				
Professional fees	**427,495**	**530,221**	-	-
Depreciation expense	**156**	**313**	2,499	7,497
Operating, administrative and general	**18,909**	**68,300**	-	-
Management fees *(Note 5(a))*	**30,186**	**130,186**	26,800	79,500
	476,746	**729,020**	29,299	86,997
Net loss for the period	$ (476,746)	$ (729,020)	$ (29,299)	$ (81,891)
Loss per share	**$(0.03)**	**$(0.04)**	$ -	$ -

NOTICE TO READER

We have compiled the accompanying consolidated interim financial statements of Ungava Minerals Corp. consisting of the interim consolidated balance sheet at August 31, 2002 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended based on information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of this information. Readers are cautioned these interim consolidated financial statements may not be appropriate for their purposes.

Toronto, Ontario
September 30, 2002

Wasserman Ramsay
Chartered Accountants

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	2002	2001
Deficit, beginning of period	$(3,943,672)	$ (3,757,372)
Net loss for the period	(729,020)	(81,891)
Deficit, end of period	$(4,672,692)	$ (3,839,263)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED AUGUST 31, 2002
(With comparative figures for nine months ended August 31, 2001)

UNAUDITED - SEE NOTICE TO READER

	Three month period ended Aug. 31, 2002	Year to date ended Aug. 31,2002	Three month period ended Aug. 31, 2001	Year to date ended Aug. 31, 2001
Cash provided by (used in) the following activities:				
Operations:				
Net loss for the period	$ (476,746)	$ (729,020)	$ (29,299)	$ (81,891)
Add: Items not involving an outlay of cash				
Gain on sale of marketable securities	-	-	-	(5,106)
Depreciation	156	313	2,499	7,497
Net change in non-cash working capital items	456,381	742,724	26,800	73,965
	(20,209)	14,017	-	(5,535)
Investing:				
Purchase of capital assets	-	(6,270)	-	-
Proceeds from sale of marketable securities	-	-	-	5,535
	-	(6,270)	-	5,535
Net change in cash during and end of the period and cash end of period	(20,209)	7,747	-	-
Cash, beginning of period	27,956	-	-	-
Cash, end of period	$ 7,747	$ 7,747	$ -	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2002

UNAUDITED - SEE NOTICE TO READER

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries Ungava Minerals Exploration Inc., and Ungava Capital Inc.

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom. The Company is currently engaged in an arbitration proceeding to obtain relief against Canadian Royalties Inc, including the termination of the January 12, 2001 Option and Joint Venture Agreement (see Note 4) by reason of breach of trust.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At August 31, 2002 the Company has a working capital deficiency of $993,205 (2001 - $258,229). The Company has been able to discharge its liabilities by securing cash advances from a director and his spouse (see note 5). The Company is dependent on a continuation of these advances in order to continue in business until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

(i) Investments:

Investments in marketable securities are carried at the lower of cost and market.

(ii) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(iii) Capital assets:

Capital assets are recorded at cost and are depreciated at the following rates:

Furniture and fixtures	20% declining balance

(iii) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(iv) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable, marketable securities and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2002

UNAUDITED - SEE NOTICE TO READER

2. Summary of significant accounting policies (Continued):

(v) Stock-based compensation plan:

The Company has a stock based compensation plan for directors, officers, employees, and consultants. No compensation expense is recognized for these plans when stock or stock options are issued to directors, officers, employees, and consultants. Any consideration paid by the directors, officers, employees, and consultants is credited to share capital.

3. Capital assets:

	Cost	Accumulated Amortization	Net 2002	Net 2001
Furniture and fixtures	$ 6,269	$ 313	$ 5,956	$ -

4. Mineral resource properties:

	2002	2001
(a) 100% working interest in mineral rights to approximately 170 sq. km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 17,301	$ 17,301

Pursuant to an agreement dated January 20, 1995, the Company's acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec, valued at $500,000. During the prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian will earn an 80% interest by incurring expenditures on the property in the amount of $1.75 Million over a 4 year period and producing a bankable feasibility study relating to the building of a mine on the property. After Canadian has earned its interest the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty. The contract with Canadian is currently subject to an arbitration proceeding in which, among other things, the Company seeks termination of the Option and Joint Venture Agreement for reason of Canadian's alleged breach of trust. A decision is expected to be rendered on October 31, 2002.

The Company has caused a Statement of Claim to be issued against certain parties in Ontario relating to breach of contract and fidiciary duty relating to the assessement of a collection of samples taken from the Company's Ungava property. The Company claims substantial damages from the defendants. The Defendants have issued a Statement of Defence.

All properties of the Company are subject to an aggregate of a 2% net smelter returns royalty which under contracts may be acquired by Canadian Royalties Inc.

5. Related party transactions and balances:

a) The Company had entered into a management agreement with a director for fees of $16,667 per month. In this quarter end the management agreement was cancelled and replaced with a consulting fee arrangement providing for fees to a director for $8,000 per month, on a month-to-month basis, effective July 1, 2002.

b) Included in accounts payable is $855,902 (2001 - $130,853) due to a director and related parties of the Company on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED AUGUST 31, 2002

UNAUDITED - SEE NOTICE TO READER

6. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance August 31, 2002 and November 30, 2001	18,204,190	$ 3,702,744

No shares were issued during the period.

7. Stock options and share purchase warrants:

As at August 31, 2002 there are 300,000 (2001 - 950,000) stock options outstanding to directors, officers, consultants and employees exercisable at $1.00 per share, expiring August 26, 2006.

8. Income taxes:

The Company has available approximately $1,645,749 in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2003 to 2008.

9. Comparative figures:

Certain comparative figures were reclassified to agree with the presentation adopted in this quarter.

10. Subsequent event:

a) The Company is pursuing an arbitration with Canadian Royalties Inc. to have, among other things, the Option and Joint Venture Agreement terminated (see note 4). A decision is expected to be rendered on October 31, 2002.